AMN Healthcare Services

2001 Annual Report

Financial Highlights

Years ended December 31, (in thousands, except per share and traveler data)	1999	2000	2001
Revenue	$ 146,514	$ 230,766	$ 517,794
Gross profit	34,730	60,158	129,510
Selling, general and administrative expenses	20,677	30,728	71,483
Income (loss) from operations	(397)	2,248	16,478
Net loss	$ (5,610)	$ (5,198)	$ (4,386)
Basic and diluted net loss per share	$ (0.26)	$ (0.23)	$ (0.14)
Other Financial and Operating Data:			
Average travelers on assignment	2,289	3,166	5,964
Adjusted EBITDA (1)	$ 14,053	$ 29,430	$ 58,027
Adjusted cash earnings per diluted share (2)	$ 0.30	$ 0.44	$ 0.74

Years ended December 31, (in thousands)	1999	2000	2001
Consolidated Balance Sheet Data:			
Cash, cash equivalents and short-term investments	$ 503	$ 546	$ 31,968
Total assets	79,878	209,410	308,929
Total long-term debt, including current portion	$ 74,006	$ 122,889	$ –

(1) Excludes non-cash stock-based compensation charges of $22.4 and $31.9 million in 2000 and 2001, respectively, and transaction costs of $12.4, $1.5 and $2.0 million in 1999, 2000 and 2001, respectively.

(2) Adjusted cash earnings represents net income (loss) excluding the tax-effected impact of non-cash stock-based compensation, transaction costs, amortization expense, and extraordinary loss on early extinguishment of debt.

Dear Shareholders

All of us at AMN Healthcare Services are pleased to welcome you to the travel healthcare staffing industry. With the completion of our initial public offering in November, stockholders now share in the opportunity to support and participate in AMN Healthcare's success and be a part of our contributions to patient care throughout the United States.

AMN Healthcare is the leader in the travel healthcare staffing industry. Our growth has been driven by a continued strong demand for our services and the execution of a focused strategy that caters to our two important customers.

First, we partner with our hospital clients to provide a cost-effective solution to fill their critical staffing needs. We assist large and small hospitals around the United States in delivering quality care in a resource-constrained environment. Second, for the nurses and allied health professionals who travel with us, AMN Healthcare provides thousands of assignment opportunities to help them achieve their personal and professional goals. For the fourth quarter of 2001, we had an average of more than 6,800 travelers on assignment throughout the country—a 70% increase over the previous year.

The combination of a strong demand environment, a focused strategy and the commitment of our employees resulted in record financial performance and the largest year of growth in the company's history.

For the year ended December 31, 2001, revenue increased 124% to $517.8 million from $230.8 million a year ago. Adjusted cash earnings (which exclude amortization expense and charges primarily related to the IPO, the early retirement of debt, and transaction costs) grew 127% to $24.7 million, or $0.74 per diluted share in 2001, from $10.9 million, or $0.44 per diluted share in 2000.

Demand for our services is strong. For many years, hospitals have utilized travel healthcare professionals as part of flexible staffing models to manage the fluctuations in patient census that can be caused by seasonal swings, new service unit openings, leaves of absence and increases in admissions. At a time when an aging population and advances in medicine are placing new pressures on the healthcare system through rising admissions, the number of people entering the nursing profession is not keeping pace with the needs of the healthcare providers. We are at the beginning of what is expected to be a two-decade nursing shortage, making it difficult for hospitals to recruit permanent nursing staff. This shortage environment increases the demand for AMN Healthcare's services even further.

In order to assist our hospital clients fill their critical staffing needs, AMN Healthcare distinguishes itself from other travel healthcare companies by utilizing a multi-brand recruitment strategy and innovative recruiting tools to attract a growing network of the most experienced, quality healthcare

AMN is clearly focused
on key growth drivers–increase the
network of travelers, increase
the number of open orders
and execute the business model to
drive productivity and profitability
throughout all brands.

professionals both domestically and internationally. Some of the key elements of our recruitment strategy include:

- Delivering superior customer service every day to our hospital and healthcare professional clients in order to achieve a high rate of repeat business;
- Promoting the identity of our five national recruitment brands through creative and distinctive advertising and effective Web sites;
- Offering competitive compensation, benefit packages and incentive programs to our healthcare professionals;
- Developing a strong Internet presence, including the development of informational and educational Web sites outside our travel brands–NurseZone.com, TravelNursing.com and NursingJobs.com.

In addition to our successful IPO, which generated $177 million in net proceeds and enabled the company to retire all of its existing debt, AMN Healthcare last year also added another high profile brand to our company. In May 2001, we acquired O'Grady-Peyton International, the largest international nurse recruitment brand. O'Grady-Peyton recruits nurses from English-speaking foreign countries for placement in the United States, providing AMN Healthcare with an international presence and access to a much broader pool of nursing talent.

On the following pages, we are pleased to introduce you to the travel healthcare staffing industry. You will meet four of our extraordinary travelers and hear from three different types of healthcare facilities that use our services. We are proud of our relationships with all of them and appreciate their kind words about AMN Healthcare.

AMN Healthcare enters 2002 with great confidence. We believe that the market demand drivers in place will continue and that our efforts to supply a greater number of healthcare professionals to our client hospitals will be successful. All of us at AMN Healthcare are proud to support the mission of our client hospitals and our travelers, who use their talent, experience and education to help deliver the best medical care in the world.



Sincerely,



Steven C. Francis,
President and Chief Executive Officer


Revenue
in millions
$146.5
$230.8
$517.8
1999
2000
2001


Adjusted EBITDA
in millions
$14.1
$29.4
$58.0
1999
2000
2001


Average Travelers On Assignment
2,289
3,166
5,964
1999
2000
2001


Adjusted Cash Earnings Per Diluted Share
$0.30
$0.44
$0.74
1999
2000
2001

We provide staffing solutions
for healthcare facilities
by placing nurses and other
allied health professionals
on 13-week
travel assignments
across the United States.

Demand for Our Services

The industry that came to be known as travel nursing began in the late 1970s when healthcare facilities started experiencing seasonal census fluctuations and regional shortages. Today, these demand drivers are still factors, however, hospitals throughout the United States now utilize our services year-round as a cost-effective staffing solution. We are confident about our industry's future due to current favorable dynamics, including:

Increasing Hospital Admissions

As Baby Boomers enter their 50s and 60s and the U.S. population ages significantly during the next several years, experts predict that more people will require medical care. Additionally, advances in medical technology and services equate to longer life expectancies, which in turn increase the likelihood of chronic illnesses and hospital admissions, as well as the need for more nurses and allied health professionals.

Flexible Staffing Models

In the last decade, changes in the healthcare industry prompted a permanent shift in staffing models used by hospitals. With cost-containment initiatives a priority, most healthcare facilities have adopted flexible staffing models that reduced permanent staffing levels and increased the utilization of outsourced temporary professionals such as traveling nurses (which make up nearly 90 percent of our business) and other allied health professionals.



The Nursing Shortage

The demand for nurses has grown significantly during the past few years. At the same time, the supply of nurses has been declining as too few candidates are entering the profession at one end and too many nurses are leaving the field at the other. While nursing schools have experienced declining enrollment, nurses are retiring in record numbers. In addition, many nurses are choosing alternative careers. The American Hospital Association estimates that 126,000, or 10 percent of all hospital nursing positions, are currently vacant. The nursing shortfall is projected to be 20 percent by 2020.

Seasonality

Facilities in areas that experience significant seasonal fluctuations in population, such as Florida and Arizona during the winter months, must be able to effectively adjust their staffing levels to accommodate the change in demand. Hospitals in cold-weather states also experience an increase in census due to winter illnesses. Temporary healthcare professionals are utilized by many of these hospitals to satisfy these seasonal staffing needs.

Why Healthcare Professionals Travel

Healthcare professionals join our company to achieve a variety of personal and professional goals. Some want to travel to see a region of the country, others to a city they are thinking of moving to. Some travel with us to get away from home, others to get closer. Some want to live near the ocean, others in the mountains. Some desire better pay and some are eager to see what a large teaching hospital can offer. Others travel to build their résumé and broaden their experience.

Travel healthcare professionals earn a competitive compensation package and receive typical full-time benefits like health, dental and life insurance. In addition, healthcare professionals who choose to travel also receive free or subsidized furnished housing, free continuing education, a matching 401(k) plan and, for some assignments, completion bonuses.

The nursing shortage also makes travel nursing an inviting and safe career option. The strong demand for nurses provides excellent job security and many professionals are empowered to try travel healthcare because a permanent job will be easy to find wherever and whenever they decide to settle.

At the end of an AMN Healthcare assignment, the healthcare professional may have the option of extending at the same facility, taking a travel assignment at a new facility, accepting a full-time position at the facility or returning home.
The choice is theirs.



Our Travelers

to Ground Zero



"The streets felt as if they were on fire."

Megan Weiss, RN, of Dickson, Tennessee, *pictured above*, became a travel nurse to see the world. Little did she know that one of her assignments would take her to a place that the whole world was watching. On September 11, 2001, Megan started her shift as an OR nurse at New York University Hospital, her fourth travel assignment with AMN Healthcare. Within minutes of the World Trade Center collapse, Megan was escorted by hospital administrators to the front door to be picked up in an ambulance by Federal Emergency Management Agency (FEMA) personnel heading to Ground Zero. She is certified by FEMA for crisis intervention. Megan had to walk the last three miles–which took two hours–to Ground Zero because of debris in the streets. "The first night was very confusing," Weiss says about being at the rescue site. "You've got to understand that there were 20,000 rescue workers and [very few] nurses–but we continued to give firefighters what we could, including baskets of food, water and some IVs. This went on for three more days. I only slept six hours that week."



Our Travelers

a new Ballgame

"After meeting Erin, college football and the Fighting Irish didn't seem so important."

AMN Healthcare traveler William Hudson, RN, *pictured above*, went to Indiana looking for college football. Instead, he found his future wife. William, a traveler for the past four years, took an assignment at Elkhart Hospital in Indiana. He thought it would provide him the perfect opportunity to watch his favorite team play plenty of games at Notre Dame Stadium. Then William met Erin Mellifont, RN, at the hospital and found himself in a whole new ballgame. The couple tied the knot at, where else, Notre Dame. William also convinced Erin to join the ranks of AMN Healthcare travel nurses and the newlyweds took several assignments together. They're planning more assignments at East Coast facilities but hope to find themselves in a variety of places as they both enjoy the travel lifestyle. "It's great that we can take assignments together. AMN Healthcare has taken good care of us," says William.

Our Travelers

a Writer at heart



"I'm traveling and writing–doing the things I love the most. That's why I'm a nurse."

AMN Healthcare traveler Lila Johnson, RN, *pictured above*, expected to see the country on her assignments as a dialysis nurse. What she didn't expect was to become a published writer. Originally from Kansas, Lila started taking travel assignments in South Carolina in 1999. She also began keeping extensive journals about her experiences, including the walks she took to get to know her new surroundings and the people she met. Once word got out about Lila's writing talent, her first story was published in the local newspaper. From there, Lila's name got passed along to editors and she has now written at least 20 published pieces, including a national article for "Walking" magazine. She adds that the friendships she has made while on assignment have been incredible. That includes the bond she has with her AMN Healthcare recruiter. "When we talk on the phone you'd think we were old friends," Lila says. "It's a wonderful relationship."



Our Travelers

circle of Friends

"All Australians love to travel. I grew up on the beach–so I decided to try out the Colorado snow."

Australian Melinda Davey, RN, *pictured above*, knew what it was like to work with Americans before she traveled to Denver as an ICU nurse. While a student, Melinda set up nursing clinics in Russia and Romania with American doctors. She enjoyed her experience and later signed up with AMN Healthcare to become a nurse in the United States. She came looking for snow, and ended up finding new friends. Melinda is used to a large circle of friends in her homeland and was a bit surprised at the more intimate, one-on-one American style of friendship. After a year here, she has developed a nice blending of the cultures and her group is expanding by the day. "I've inspired several nurses at work to travel with me," Melinda says. "I'm always going places on my days off and now more and more friends are starting to come along."

AMN Healthcare Services
works with more than
2,800 acute-care
facilities in all 50 states,
giving our travelers
a coast-to-coast selection
of available assignments.

Our Customers

Large Healthcare Systems

HCA

HCA is the largest healthcare corporation in the United States. They manage 200 hospitals with a total staff of more than 168,000. How do they do it? By relying, in part, on AMN Healthcare travelers and services. "AMN Healthcare is our largest supplier of travelers right now," says Liz Tonkin, CEO of All About Staffing–a wholly owned subsidiary of HCA that coordinates travel nurses for HCA hospitals. Tonkin's group subcontracts to the travel industry with a group purchasing approach that responds to the hospitals' census needs based on seasonality. For instance, in Florida, a census can jump from 150 to 300 depending on the time of year. It became imperative that HCA have a systematic approach to source travelers for the seasons. The primary mission for Tonkin is to create a more cost-effective strategy to manage the staffing of employees to whatever level the facility needs them. This is where AMN Healthcare's large selection of quality travel nurses is key. "The traveler is absolutely critical to our model of staffing at HCA," says Tonkin. "AMN Healthcare has, overall, a very high emphasis on quality management and the credentialing of travelers is done very well, which makes our job much easier." Tonkin expects the relationship between HCA and AMN Healthcare to continue to develop and grow.

Our Customers

Teaching Hospitals

The Johns Hopkins Hospital

Officials at The Johns Hopkins Hospital in Baltimore, Maryland, believe that by filling their positions with travelers from AMN Healthcare instead of using a local staffing agency makes for an easier assimilation for the nurse, patient and the hospital itself. "We've always had a preference for continuity in patient care," says Deborah Dang, Director of Nursing, Practice, Education, Research for the Johns Hopkins Hospital. "By working with AMN Healthcare, we are able to maintain that continuity and satisfy our core staffing needs. We ask all of our department managers which agency they prefer to work with. AMN Healthcare always comes out on top."

Johns Hopkins characterizes their decade-long association with AMN Healthcare as a "preferred vendor relationship," where nurse managers continually request to work with AMN Healthcare. Dang attributes this preference to three factors: the high quality of AMN Healthcare nurses, the responsiveness of AMN Healthcare's Client Services department, and the word of mouth generated by the reputation of AMN Healthcare. "AMN Healthcare has integrity and honesty. They are not just out to make a sale. They're committed to developing and growing our partnership."

Our Customers

Long-Term Relationships

Sharp Healthcare

"We've been working with AMN Healthcare ever since they opened their doors," says Anne Davis, Vice President of Work Force Support Services of Sharp Healthcare System in San Diego, California. "Their attitude about providing great customer service is what separates them from the other companies. It's why I continue to work with them." Sharp Healthcare started using AMN Healthcare travelers in the 1980s to cover nurses on leaves-of-absence and occasional high patient census periods. According to Davis, that is no longer the case. "As the nursing shortage progressed, recruitment became much more difficult. Today we use travelers to cover our open shift needs year-round. During the last couple of years, we have had an average of about 100 travelers on board across the system." The majority of those nurses were provided by AMN Healthcare. Davis also says AMN Healthcare's attention to quality assurance is excellent, resulting in highly qualified nurses coming to the facility. Sharp depends on its nurses, including travelers, to provide excellent care. "I think AMN is the best. Everyone I deal with is customer oriented. They are more willing to be flexible to meet our needs."

AMERICAN MOBILE
HEALTHCARE

MedicalExpress

PREFERRED
HEALTHCARE STAFFING

NursesRx
Your Travel Nursing Destination.

O'GRADY
PEYTON
INTERNATIONAL

AMN Healthcare Five Travel Brands

A Multi-Brand Strategy

The key to our success in this industry is convincing nurses and allied health professionals to apply with the AMN Healthcare travel brands–and then successfully placing these travelers with client facilities. With that goal in mind, AMN Healthcare embarked on a multi-brand strategy several years ago to maximize the number of professionals submitting applications. In addition to our flagship brand, American Mobile Healthcare, AMN Healthcare has acquired four travel healthcare companies since 1998. We retained the brand identity of each of these acquired companies to leverage their reputations among healthcare professionals. Through image, collateral marketing materials, advertising and Web site redesign, we improved their brand effectiveness in recruiting more traveler candidates.

Our multi-brand strategy is simple: presenting five different brands to healthcare professionals enhances our ability to successfully attract nurses and allied health professionals to AMN Healthcare. With this multi-brand approach, if they decide to travel, they are more likely to select one of our brands. The individual identities of each brand are important. Each is located in a different state, with a different approach and different look. Regional association is also significant; a traveler seeking an assignment in Florida may be more likely to choose a travel company based in that state. Although we use a multi-brand strategy with the travelers, we market to and service our hospitals under one brand: AMN Healthcare.

Maximizing Our Size and Experience

Our size—in terms of staff, available positions and number of professionals traveling—gives us several distinct advantages. Nearly 50 percent of our travelers come to us because of a referral from a colleague. The larger the organization, the better the self-referral system serves AMN Healthcare. One of the deciding factors for a potential traveler when choosing a travel company is the number of available assignments. We contract with more than 2,800 facilities (more than 40 percent of acute care facilities throughout the United States), providing us a coast-to-coast selection.

Focusing on Travelers and Hospitals

Meeting our travelers' needs, both before and during placement, is integral to our success. AMN Healthcare provides them with free housing, competitive compensation, benefits such as health insurance and a 401(k) plan, and various bonuses. The AMN Healthcare recruitment staff is dedicated to placing travelers in the appropriate facilities. One of our most important responsibilities to our client facilities is to ensure that our travelers meet their high standards. AMN Healthcare's quality management professionals are responsible for ensuring that our travelers meet each qualification and requirement, including licensure and certification.


Traveling Healthcare Professionals
Multi-Brand Recruiting
Preferred Healthcare Staffing
Ft. Lauderdale, Fla.
Nurses Rx
Charlotte, N.C.
American Mobile Healthcare
San Diego, Calif.
Medical Express
Denver, Colo.
O'Grady-Peyton International
Savannah, Ga.
AMN Healthcare
Single Staffing Provider
Hospital
Hospital
Hospital
Hospital
Hospital

NURSINGJOBS.com

NURSEZONE™.COM

TravelNursing.com

AMN Healthcare Third Party Web Sites

Using the Internet

A few short years ago, the use of the Internet by AMN Healthcare was minimal. Today, the majority of our applications come to us through our Web sites. Recognizing the importance and potential of this area, we have developed what we believe is a strong Internet presence.

We operate individual Web sites for each of our travel brands and are constantly updating them to improve the conversion rate of visitors to applicants. The reputation and advertising of our brands brings nurses and allied health professionals to our sites.

Another Internet strategy is the development of "third party" sites. These include NursingJobs.com and TravelNursing.com, which both list our five brands as their partners for travel nursing. NurseZone.com, another AMN Healthcare site, serves as a general nursing community resource and has a large travel nursing section, where nurses can apply to our five brands.



Consolidated Financial Statements

Independent Auditors' Report

The Board of Directors and Stockholders of AMN Healthcare Services, Inc.:

We have audited the accompanying consolidated balance sheets of AMN Healthcare Services, Inc. and subsidiaries, (the Company), as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMN Healthcare Services, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Diego, California
February 12, 2002

Consolidated Balance Sheets

December 31, (in thousands, except par value)	2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 546	$ 15,654
Short-term held-to-maturity investments	–	16,314
Accounts receivable, net	63,401	105,416
Income taxes receivable	–	4,803
Prepaid expenses	2,973	7,810
Other current assets	1,839	1,943
Total current assets	68,759	151,940
Fixed assets, net	5,006	7,713
Deferred income taxes, net	10,565	19,406
Deposits	102	617
Goodwill, net	118,423	127,752
Other intangibles, net	6,555	1,501
Total assets	$ 209,410	$ 308,929
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank overdraft	$ 556	$ 1,643
Accounts payable and accrued expenses	2,431	5,625
Accrued compensation and benefits	11,017	23,965
Income taxes payable	1,745	–
Due to former shareholder	342	–
Current portion of notes payable	7,500	–
Other current liabilities	1,019	4,229
Total current liabilities	24,610	35,462
Notes payable, less current portion	115,389	–
Other long-term liabilities	2,341	1,562
Total liabilities	142,340	37,024
Stockholders' equity:		
Common stock, $.01 par value; 200,000 shares authorized; 28,835 and 42,290 shares issued and outstanding at December 31, 2000 and 2001, respectively	288	423
Additional paid-in capital	136,735	345,821
Accumulated deficit	(69,953)	(74,339)
Total stockholders' equity	67,070	271,905
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 209,410	$ 308,929

See notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

Consolidated Statements of Operations

Years ended December 31, (in thousands, except per share amounts)	1999	2000	2001
Revenue	$ 146,514	$ 230,766	$ 517,794
Cost of revenue	111,784	170,608	388,284
Gross profit	34,730	60,158	129,510
Expenses:			
Selling, general and administrative, excluding non-cash stock-based compensation	20,677	30,728	71,483
Non-cash stock-based compensation	–	22,379	31,881
Amortization	1,721	2,387	5,562
Depreciation	325	916	2,151
Transaction costs	12,404	1,500	1,955
Total expenses	35,127	57,910	113,032
Income (loss) from operations	(397)	2,248	16,478
Interest expense, net	4,030	10,006	13,933
Income (loss) before minority interest, income taxes, and extraordinary item	(4,427)	(7,758)	2,545
Minority interest in earnings of subsidiary	(1,325)	–	–
Income tax (expense) benefit	872	2,560	(1,476)
Income (loss) before extraordinary item	(4,880)	(5,198)	1,069
Extraordinary loss on extinguishment of debt, net of income tax benefit of $427, $0 and $2,810, respectively	(730)	–	(5,455)
Net loss	$ (5,610)	$ (5,198)	$ (4,386)
Basic and diluted net loss per common share:			
Income (loss) before extraordinary item	$ (0.23)	$ (0.23)	$ 0.04
Extraordinary loss	(0.03)	–	(0.18)
Basic and diluted net loss per common share	$ (0.26)	$ (0.23)	$ (0.14)
Weighted average common shares outstanding– Basic and diluted	21,715	22,497	30,641

See notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 1999, 2000 and 2001 (in thousands)	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 1998	21,451	$ 214	$ 17,684	$ 1,579	$ –	$ 19,477
Repurchase of common stock	(21,187)	(212)	(19,143)	(62,915)	–	(82,270)
Issuance of common stock in exchange for minority interest	4,464	45	1,537	2,191	–	3,773
Issuance of common stock	15,647	157	59,362	–	–	59,519
Issuance of warrants	–	–	3,000	–	–	3,000
Net loss	–	–	–	(5,610)	–	(5,610)
Balance, December 31, 1999	20,375	204	62,440	(64,755)	–	(2,111)
Issuance of common stock	8,460	84	51,916	–	–	52,000
Stock-based compensation	–	–	22,379	–	–	22,379
Net loss	–	–	–	(5,198)	–	(5,198)
Balance, December 31, 2000	28,835	288	136,735	(69,953)	–	67,070
Stock-based compensation	–	–	31,881	–	–	31,881
Issuance of common stock for cash, net of issuance costs	11,500	115	177,225	–	–	177,340
Cashless exercise of warrants	1,955	20	(20)	–	–	–
Comprehensive income (loss):						
SFAS No. 133 (derivatives) transition adjustment	–	–	–	–	(589)	(589)
Amortization of SFAS No. 133 transition adjustment	–	–	–	–	123	123
Realized loss for termination of derivative instruments	–	–	–	–	466	466
Net loss	–	–	–	(4,386)	–	(4,386)
Total comprehensive loss						(4,386)
Balance, December 31, 2001	42,290	$ 423	$ 345,821	$ (74,339)	$ –	$ 271,905

See notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

Consolidated Statements of Cash Flows

Years ended December 31, (in thousands)	1999	2000	2001
Cash flows from operating activities:			
Net loss	$ (5,610)	$ (5,198)	$ (4,386)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,046	3,303	7,713
Minority interest in earnings of subsidiary	1,325	–	–
Extraordinary loss on extinguishment of debt	1,157	–	6,996
Provision for bad debts	260	435	2,906
Non-cash interest expense	633	4,188	4,381
Deferred income taxes	(1,196)	(9,727)	(8,649)
Stock-based compensation	–	22,379	31,881
Loss (gain) on disposal or sale of fixed assets	1	17	(2)
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable	(7,847)	(23,572)	(39,482)
Income taxes receivable and other current assets	(2,976)	1,921	(4,668)
Deposits	(36)	(63)	(515)
Accounts payable and accrued expenses	(232)	68	2,652
Accrued compensation and benefits	1,195	3,772	11,700
Income taxes payable	–	1,745	(7,548)
Due to former shareholder	1,676	(1,334)	(342)
Other liabilities	42	480	(958)
Net cash provided by (used in) operating activities	(9,562)	(1,586)	1,679
Cash flows from investing activities:			
Purchase of short-term held-to-maturity investments	–	–	(16,314)
Purchase of fixed assets	(1,656)	(2,350)	(4,497)
Acquisitions, including acquisition costs	–	(91,793)	(12,971)
Net cash used in investing activities	(1,656)	(94,143)	(33,782)
Cash flows from financing activities:			
Capital lease repayments	–	(18)	(94)
Proceeds from issuance of notes payable	76,675	48,180	18,000
Payment of financing costs	(5,338)	(1,405)	(1,261)
Payments on notes payable	(37,596)	(2,500)	(147,861)
Repurchase of common stock	(82,270)	–	–
Proceeds from issuance of common stock, net of issuance costs	59,519	52,000	177,340
Change in bank overdraft, net of effects of acquisitions	(157)	(485)	1,087
Net cash provided by financing activities	10,833	95,772	47,211
Net increase (decrease) in cash and cash equivalents	(385)	43	15,108
Cash and cash equivalents at beginning of year	888	503	546
Cash and cash equivalents at end of year	$ 503	$ 546	$ 15,654

(continued)

Consolidated Statements of Cash Flows (continued)

Years ended December 31, (in thousands)	1999	2000	2001
Supplemental disclosures of cash flow information:			
Cash paid for interest (net of $36, $58, $69 capitalized in 1999, 2000 and 2001, respectively)	$ 3,269	$ 5,853	$ 10,149
Cash paid for income taxes	$ 2,723	$ 4,640	$ 14,054
Supplemental disclosures of non-cash investing and financing activities:			
Common stock issued in exchange for minority interest	$ 3,773	$ –	$ –
Accrued interest on notes payable converted to notes payable	$ 273	$ 2,544	$ 2,116
Fixed assets obtained through capital leases	$ –	$ 109	$ 142
Fair value of assets acquired in acquisitions, net of cash received	$ –	$ 16,644	$ 6,120
Goodwill	–	81,315	14,579
Noncompete covenants	–	1,036	200
Liabilities assumed	–	(4,693)	(4,787)
Earnout provision accrual	–	–	(3,141)
Present value of deferred purchase payments	–	(2,509)	–
Net cash paid for acquisitions	$ –	$ 91,793	$ 12,971

See notes to consolidated financial statements in the Company's Annual Report on Form 10-K.

Corporate Directory

Board of Directors

Robert Haas
Chairman of the Board and
Chief Executive Officer,
Haas Wheat & Partners, L.P.

Steven Francis
President and
Chief Executive Officer

William Miller III
Chairman,
Chief Executive Officer
and Director,
Health Management
Systems, Inc.

Douglas Wheat
President,
Haas Wheat & Partners, L.P.

Michael Gallagher
Chief Executive Officer,
Playtex Products, Inc.

Andrew Stern
Chairman of the Board and
Chief Executive Officer,
Sunwest Communications, Inc.

Management Team

Steven Francis
President and
Chief Executive Officer

Susan Nowakowski
Executive Vice President,
Chief Operating Officer
and Secretary

Donald Myll
Chief Financial Officer
and Treasurer

Marcia Faller
Senior Vice President,
Nursing & Traveler Services

Beth Machado
Senior Vice President,
Recruitment

Diane Stumph
Senior Vice President,
Finance

Stephen Wehn
Senior Vice President,
Client Services

Denise Jackson
General Counsel and
Vice President

Bruce Carothers
Chief Technology Officer
and Vice President

Transfer Agent

American Stock
Transfer & Trust Company,
New York, New York

Annual Meeting

The annual meeting of shareholders will be held at 8:30 a.m. on May 31, 2002, at San Diego Marriott Del Mar, 11966 El Camino Real, San Diego, CA 92130

Stockholder Inquiries

Donald Myll,
Chief Financial Officer
(866) 861-3229

Common Stock

AMN Healthcare Services, Inc.'s common stock is traded on the New York Stock Exchange under the symbol "AHS."

Independent Auditors

KPMG LLP, San Diego, CA

Corporate Counsel

Paul, Weiss, Rifkind,
Wharton & Garrison,
New York, New York

AMN Healthcare Services, Inc.

12235 El Camino Real,
Suite 200
San Diego, CA 92130
(800) 282-0300
www.amnhealthcare.com

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to continue to recruit and retain qualified temporary healthcare professionals and ability to attract and retain operational personnel; the company's ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to the company; the general level of patient occupancy at the company's hospital and healthcare facility clients' facilities; the company's ability to successfully implement its acquisition and integration strategies; the effect of existing or future government regulation of the healthcare industry; and the company's ability to comply with these regulations; the impact of medical malpractice and other claims asserted against the company; and the company's ability to carry out its business strategy.

These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company does not intend, however, to update or revise any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Photography: Todd Hido

AMN HEALTHCARE